

Mail Stop 3720

December 16, 2009

Michael J. Perik
Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, MA 01701

> **Re: The Princeton Review, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2009**
> **File No. 0-32469**

Dear Mr. Perik:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that the approval of the exchange of your Series E Non-Convertible Preferred Stock into shares of Series D Convertible Preferred Stock is necessary to complete your obligations pursuant to the Series E Preferred Stock Purchase Agreement dated December 7, 2009 with certain institutional investors, which was used to finance your acquisition of Penn Foster Education Group, Inc. Therefore, please revise your proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a) with respect to your acquisition of Penn Foster Education Group. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

2. Please provide disclosure regarding the possible consequences to your existing common stockholders of the issuance of additional shares of common stock in

exchange for the Series D Convertible Preferred Stock that is contemplated by these transactions. Such disclosure should address the impact on stock price and the dilution of earnings per share.

*   *   *   *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing. You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s

Larry Spirgel
Assistant Director